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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50015

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____01/01/25____ AND ENDING ____12/31/25____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TripleTree, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8200 Normandale Lake Blvd., 7th Floor
_____
(No and Street)

Minneapolis	MN	55437
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gabrielle Halprin	(504) 533-7377	gabrielle.halprin@capitalone.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter
_____
(Name – if individual, state last, first, and middle name)

4401 Dominion Blvd.	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

10/22/2003	80
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption See 17
  CFR 240 17a-5(e)(1)(ii), if applicable
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ____Gabrielle Halprin_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ____TripleTree, LLC_____, as of ____December 31_____, 2_025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Financial Operations Officer _____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRIPLETREE, LLC
(A Wholly Owned Subsidiary of Capital One, N.A.)

F I N A N C I A L R E P O R T

Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 50015

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

TRIPLETREE, LLC
(A Wholly Owned Subsidiary of Capital One, N.A.)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of TripleTree, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TripleTree, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Glen Allen, Virginia
February 11, 2026

> **Certified Public
> Accountants & Consultants**
> 4401 Dominion Boulevard
> Glen Allen, VA 23060
> T:804.747.0000 F:804.747.3632
>
> www.keitercpa.com

TRIPLETREE, LLC
(A Wholly Owned Subsidiary of Capital One, N.A.)

Statement of Financial Condition
December 31, 2025

Assets:

Cash	$	224,993,705
Accounts receivable		43,531
Other receivables		138,699
Prepaid expenses		968,139
Prepaid compensation expenses		287,778
Deferred tax asset		2,314,528
Total assets	$	228,746,380

Liabilities:

Accrued expenses	$	392,389
Accrued compensation expenses		38,695,444
Deferred revenue		100,000
Due to affiliates		5,281,997
Total liabilities		44,469,830
Total member's equity		184,276,550
Total liabilities and member's equity	$	228,746,380

See accompanying Notes to Financial Statement.

TRIPLETREE, LLC
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statement

Note 1—Organization

TripleTree, LLC (the "Company") is a Minnesota limited liability company, wholly owned by Capital One, National Association ("CONA"). The Company is primarily engaged in investment banking and advisory services. The Company's customers are located throughout the United States. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Note 2—Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management makes its best judgment, actual results could differ from those estimates.

Cash on Deposit with Parent Company

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. Cash includes amounts held at CONA, its parent company, totaling $7,459,431 at December 31, 2025. CONA is a major financial institution and is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company follows ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): *Measurement of Credit Losses on Financial Instruments.* This guidance requires use of the current expected credit loss model that is based on expected losses (net of expected recoveries), rather than incurred losses, to determine the Company's allowance for credit losses on financial assets measured at amortized cost, certain net investments in leases and certain off-balance sheet arrangements.

The Company has no material historical credit losses. There are no current indications of material non-receipt from counterparties. The Company projects no probability of material future losses

TRIPLETREE, LLC
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statement (continued)

related to these balances. Management has determined that these receivables have minimal credit risk, and therefore, no allowance was deemed necessary as of December 31, 2025.

Income Taxes

The Company is included in Capital One Financial Corporation's ("Capital One") consolidated federal income tax return, but files separate state income tax returns. Capital One allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by Capital One for federal income tax losses, if applicable. Amounts owed to or due from Capital One for federal income taxes are reported as a component of due to or from affiliates in the accompanying statement of financial condition. Taxes payable amounts included in due to affiliates totaled $2,113,774 at December 31, 2025.

Deferred tax assets and liabilities are based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions as of December 31, 2025.

Reportable Segment

The Company follows ASU 2023-07: Improvements to Reportable Segment Disclosures, which requires certain disclosures related to reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of the business and the accounting policies of the segment are the same as described throughout Notes 1 and 2. The Company's Chief Operating Decision Maker ("CODM") is its Executive Team. The CODM assesses the segment's performance and allocates resources based on net income and total assets which are the same amounts in all material respects as those reported on Statement of Financial Condition.

Recently Adopted Accounting Guidance

In December 2023, the FASB issued ASU 2023-09: Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which modifies the rules on income tax disclosures to require disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The Company adopted the standard on January 1, 2025. The adoption did not have a material impact on the Company's financial statements.

TRIPLETREE, LLC
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statement (continued)

Note 3—Income Taxes

Under its Compliance Assurance Program, the Internal Revenue Service is in the process of auditing Capital One's 2025 and 2024 federal income tax returns. The outcome of the audit is not expected to have a material impact on the financial results of the Company.

Note 4—Related Party Transactions

Various administrative expenses are paid on behalf of the Company by CONA, under a Master Services Agreement between the Company, CONA and various affiliates. These administrative expenses are reimbursed by the Company to CONA on a monthly basis. As of December 31, 2025, the Company has reimbursements payable of $3,168,223 included in due to affiliates in the accompanying statement of financial condition. In addition, the Company pays a management fee to CONA on an internally calculated allocation of overhead cost.

The Company sponsors an incentive plan for qualified employees. A portion of individual employee's incentive compensation may be awarded in the form of restricted share units (the "Units") of Capital One and is payable to employees according to a vesting schedule. The expense associated with the vesting of the Units is reimbursed by the Company to Capital One on a quarterly basis.

The Company has an agreement with Capital One Securities, Inc. ("COS") and KippsDeSanto & Company ("KDC"), affiliated broker-dealers, whereby associates of each broker-dealer may provide various administrative services to the other affiliates. The Company reimburses the affiliated broker-dealers for the services it receives on a monthly basis, net of any amounts due to the Company for services provided.

The Company currently occupies office space leased by Capital One, the expense for which is allocated as part of the Master Services Agreement. Management has reviewed the Master Services Agreement and concluded that this contract does not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842).

Note 5—Commitments and Contingencies

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition.

The Company has contracts with its vendors for various services. Minimum commitments under these contracts as of December 31, 2025 amounts to $159,450 for 2026.

Note 6—Concentration

Approximately 97% of accounts receivable are due from 3 clients as of December 31, 2025.

Note 7—Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $180,064,444 which was $177,099,787 in excess of the required minimum net capital of $2,964,657. The Company's net capital ratio was 0.25 to 1.

The Company has no obligation under SEC Rule 15c3-3 to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

Note 8—Subsequent Events

In accordance with U.S. GAAP, the Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company evaluated subsequent events through February 11, 2026, the date the financial statements were issued.

Based on the evaluation, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustment to the financial statements.